CANCER GENETICS, INC.

201 Route 17 North, 2nd Floor, Rutherford, NJ 07070

February 12, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attn:	Erin Wilson, Esq.
Staff Attorney

Re:	Cancer Genetics, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-178836

Dear Ms. Wilson:

On February 8, 2013, we requested acceleration of the effective date and time of the Registration Statement to 5:30 p.m. on February 12, 2013, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ Panna Sharma
Panna Sharma
Chief Executive Officer

AEGIS CAPITAL CORP.

810 7TH Avenue

New York, New York 10019

February 12, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cancer Genetics, Inc. (the “Company”)
File No. 333- 178836
Registration Statement on Form S-1

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby request the withdrawal of our request for acceleration, dated February 8, 2013, of the effective date of the above-referenced Registration Statement that was requested to become effective at 5:30 p.m., Washington D.C. time, on February 12, 2013, or as soon thereafter as practicable.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name:	Kevin C. McKenna
Title:	Chief Compliance Officer